Exhibit 3.4

CERTIFICATE OF CONVERSION TO CORPORATION

OF

SEVENTY SEVEN ENERGY LLC, (a Delaware limited liability company)

TO

SEVENTY SEVEN ENERGY INC., (a Delaware corporation)

Pursuant to Section 265(b) of the General Corporation Law of the State of Delaware

and Section 18-216 of the Delaware Limited Liability Company Act

This Certificate of Conversion to Corporation, dated as of July 22, 2016, is being duly executed and filed by Seventy Seven Energy LLC, a Delaware limited liability company (the “LLC”), to convert the LLC to Seventy Seven Energy Inc., a Delaware corporation (the “Corporation”), under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.) and the General Corporation Law of the State of Delaware (8 Del. C. § 101, et seq.).

1. The LLC was originally formed as Chesapeake Oilfield Operating, L.L.C. on September 19, 2011, and the jurisdiction of formation when formed was Oklahoma.

2. The LLC was formed on July 22, 2016. The LLC was formed under the laws of the State of Delaware and was a limited liability company under the laws of the State of Delaware immediately prior to the filing of this Certificate of Conversion. The name and type of entity of the LLC immediately prior to the filing of this Certificate of Conversion was “Seventy Seven Energy LLC”, a Delaware limited liability company.

3. The name of the Corporation as set forth in the Certificate of Incorporation of the Corporation filed in accordance with Section 265(b) of the General Corporation Law of the State of Delaware is “Seventy Seven Energy Inc.”, a Delaware corporation.

4. As of the conversion, the LLC will have an election in effect to be treated as an association taxable as a corporation for U.S. federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3.

5. The conversion of the LLC to the Corporation is intended to be treated as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended.

6. Each outstanding Unit of the LLC immediately prior to the conversion shall be cancelled upon the effectiveness of this Certificate of Conversion and will be deemed to be one (1) issued and outstanding share of Common Stock, par value $0.01 per share, of the Corporation, without any action required on the part of the Corporation or the former holder of such Unit of the LLC, so the equity holders of the LLC immediately prior to the conversion shall be the equity holders of the Corporation immediately following the conversion.

7. The conversion has been approved in accordance with the provisions of Sections 265(b) of the General Corporation Law of the State of Delaware and Section 18-216 of the Delaware Limited Liability Company Act, to put into effect and carry out the Joint Prepackaged Chapter 11 Plan of Reorganization of Seventy Seven Finance Inc. and its Affiliated Debtors (Case No. 16-11409 (LSS)) (the “Plan”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”), as confirmed by order (the “Order”) of the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) entered on July 14, 2016. Provision for the making of this Certificate of Conversion is contained in the Order of the Bankruptcy Court having jurisdiction under the Bankruptcy Code for the reorganization of the Corporation.

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IN WITNESS WHEREOF, the undersigned has executed this Certificate of Conversion as of this 22nd day of July, 2016.

SEVENTY SEVEN ENERGY LLC

BY:	/s/ Jerry Winchester
Name: Jerry Winchester
Title: Manager

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